Exhibit 99.1

Neptune Wellness Solutions Inc. Announces US$8,000,000 Registered Direct Offering

LAVAL, QC, March 10, 2022 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced that it has entered into a definitive agreement with a single strategic consumer-focused institutional investor for the purchase and sale of (i) 18,500,000 common shares of the Company ("Common Shares") and (ii) 6,500,000 pre-funded warrants (the "Pre-Funded Warrants"), with each Pre-Funded Warrant exercisable for one Common Share.  The Common Shares and the Pre-Funded Warrants are being sold together with  Series A Warrants (the "Series A Warrants") to purchase up to an aggregate of 25,000,000 Common Shares and Series B Warrants (the "Series B Warrants" and collectively with the Series A Warrants, the "Common Warrants") to purchase up to an aggregate of 25,000,000 Common Shares. Each Common Share and the accompanying Common Warrants are being sold together at a combined offering price of US$0.32, and each Pre-funded Warrant and accompanying Common Warrants are being sold together at a combined offering price of US$0.32, for aggregate gross proceeds of approximately US$8.0 million before deducting fees and other estimated offering expenses. The Pre-Funded Warrants will be funded in full at closing except for a nominal exercise price of US$0.0001 and shall be exercisable commencing on the Closing Date, and shall terminate when such Pre-Funded Warrant is exercised in full. The Series A Warrants will have an exercise price of US$0.32 per share and will be exercisable six months after the closing date, and will expire five and one half years from the date of issuance.  The Series B Warrants will have an exercise price of US$0.32 per share and will be exercisable six months after the closing date, and will expire 18 months from the date of issuance (collectively the "Offering").

The Company expects to use the net proceeds from the Offering for working capital and other general corporate purposes. The Offering is expected to close on or about March 14, 2022, subject to the satisfaction of customary closing conditions and the receipt of regulatory approvals, including the approval of the Toronto Stock Exchange ("TSX") and notification to the Nasdaq Capital Market ("Nasdaq").

A.G.P./Alliance Global Partners is acting as sole placement agent for the Offering.

The Offering of the Common Shares, Pre-Funded Warrants and the Common Warrants, and shares underlying such Pre-Funded Warrants and Common Warrants (collectively, the "Securities") are being offered pursuant to Neptune's shelf registration statement on Form F-3 (File No. 333-262411), which was declared effective by the U.S. Securities and Exchange Commission (the "SEC") on February 9, 2022. The Offering of the Securities will be made only by means of a prospectus supplement filed with the SEC that forms a part of the registration statement. The Offering is being made in the United States only and no Securities will be offered in any jurisdiction of Canada or to, or for the benefit of, residents in any jurisdiction of Canada.

Copies of the prospectus supplement relating to the Offering, together with the accompanying prospectus, can be obtained at the SEC's website at www.sec.gov or from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022 or via telephone at 212-624-2060 or email: prospectus@allianceg.com and will be available under the Company's profile on EDGAR at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For the purposes of TSX approval, the Company expects to rely on the exemption set forth in Section 602.1 of the TSX Company Manual available to "Eligible Interlisted Issuers", since the Common Shares are also listed on the Nasdaq and had less than 25% of the overall trading volume of its listed securities occurring on all Canadian marketplaces in the twelve months immediately preceding the date on which the application will be made to the TSX to approve the Offering.

About Neptune Wellness Solutions Inc.

Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein include, without limitation, statements about the expected closing of the Offering; anticipated use of proceeds of the Offering; the Company's ability to obtain the requisite approvals and confirmations noted herein; and other risks and uncertainties that are described from time to time in Neptune's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither Nasdaq nor the TSX accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Media Contacts: media@neptunecorp.com; Jessica Adkins, SVP Corporate Communications, Neptune Wellness Solutions, Inc., j.adkins@neptunecorp.com; Investor Contacts: Morry Brown, VP Investor Relations, Neptune Wellness Solutions, Inc., m.brown@neptunecorp.com; Valter Pinto or Nick Staab, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 08:30e 10-MAR-22